Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-187903

Indianapolis, IN

For Immediate Release

Allison Transmission Announces Secondary Offering

and Repurchase of Shares of Common Stock

Indianapolis, IN, June 3, 2014 – Allison Transmission Holdings, Inc. (NYSE: ALSN), announced today the sale of 35,000,00 shares of its common stock by investment funds affiliated with The Carlyle Group and Onex Corporation (the “Sponsors”). In addition, the underwriter will have an option to purchase up to 5,250,000 additional shares from the Sponsors. All of the shares are being sold on a pro rata basis by the Sponsors, which are existing stockholders of Allison Transmission Holdings, Inc. (“Allison”), in accordance with their current interests. Allison will not receive any of the proceeds from the offering of shares by the Sponsors. Closing of the offering is expected to occur on or about June 9, 2014, subject to customary closing conditions.

Subject to completion of the offering, Allison will repurchase from the underwriter 5,000,000 of the 35,000,000 shares of common stock being sold by the Sponsors. Allison’s per-share purchase price for the repurchased shares will be the same as the per-share purchase price payable by the underwriter to the Sponsors. The repurchased shares will no longer be outstanding following completion of the offering. Allison intends to fund the repurchase with cash on hand.

Citigroup is acting as the sole underwriter for the offering. Citigroup proposes to offer the shares of common stock from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Following the offering and shares repurchase, the Sponsors will continue to beneficially own an aggregate of 10,642,499 shares, or approximately 6% in the aggregate, of Allison’s outstanding common stock after giving effect to the offering and shares repurchase (or 5,392,499 shares, or approximately 3% in the aggregate, if the underwriter fully exercises its option to purchase additional shares). The total number of outstanding shares of Allison’s common stock will not change as a result of the offering to the public, but will be reduced by the number of shares repurchased by Allison.

Allison has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents

Allison has filed with the SEC for more complete information about Allison and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Citigroup will arrange to send you the prospectus if you request it by writing Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; or by telephone: 800-831-9146.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Allison Transmission

Allison Transmission (NYSE: ALSN) is the world’s largest manufacturer of fully automatic transmissions for medium- and heavy-duty commercial vehicles, and is a leader in hybrid-propulsion systems for city buses. Allison transmissions are used in a variety of applications including refuse, construction, fire, distribution, bus, motorhomes, defense and energy. Founded in 1915, the company is headquartered in Indianapolis, Indiana, USA and employs approximately 2,700 people worldwide. With a market presence in more than 80 countries, Allison has regional headquarters in the Netherlands, China and Brazil with manufacturing facilities in the U.S., Hungary and India. Allison also has approximately 1,400 independent distributor and dealer locations worldwide.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including all statements regarding future financial results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plans,” “project,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “forecast,” “could,” “potential,” “continue” or the negative of these terms or other similar terms or phrases. Forward-looking statements are not guarantees of future performance and involve known and unknown risks. Factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made include, but are not limited to: risks related to our substantial indebtedness; our participation in markets that are competitive; general economic and industry conditions; our ability to prepare for, respond to and successfully achieve our objectives relating to technological and market developments and changing customer needs; the failure of markets outside North America to increase adoption of fully-automatic transmissions; the discovery of defects in our products, resulting in delays in new model launches, recall campaigns and/or increased warranty costs and reduction in future sales or damage to our brand and reputation; the concentration of our net sales in our top five customers and the loss of any one of these; risks associated with our international operations; brand and reputational risks; our intention to pay dividends; and labor strikes, work stoppages or similar labor disputes, which could significantly disrupt our operations or those of our principal customers. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that the expectations will be attained or that any deviation will not be material. All information is as of the date of this press release, and we undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in expectations.

Contacts

Investor Relations

(317) 242-3078

ir@allisontransmission.com

Media Relations

(317) 242-5000

media@allisontransmission.com